UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: June 10, 2002

By ____________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991
Email: info@northerncrownmines.com

Press Release #02-10
June 10 , 2002

TSX Venture Exchange: CXP

NORTHERN CROWN SIGNS AGREEMENT WITH WHEATON RIVER

Northern Crown Mines Ltd. ("Northern Crown") has entered into an option agreement with Wheaton River Minerals Ltd. ("Wheaton River"), whereby Wheaton River may acquire up to 50 percent of Northern Crown's option to earn an 80 percent interest in Teck Cominco Limited's ("Teck Cominco") interest in the Amos gold-base metals district project in Quebec (the "Wheaton River Option Agreement").

The Amos Project, located 70 kilometers north of Noranda, hosts 30 known gold and gold-enriched massive sulphide prospects and a number of geophysical and geochemical targets associated with a felsic volcanic package along a 32-kilometer length of the southern portion of the Abitibi Greenstone Belt. This large land position has many of the features associated with large volcanogenic massive sulphide deposits similar to the Kidd Creek Deposit near Timmins, Ontario. These features include the presence of a major felsic volcanic centre with associated strong hydrothermal alteration and numerous gold and gold-enriched stratiform to stringer copper-zinc sulphide prospects. The Amos Project is subject to an option between Northern Crown and Teck Cominco, whereby Northern Crown has the option to earn 80 percent of Teck Cominco's interest in the Amos Properties ("Amos Option") by making staged exploration expenditures totaling $2.0 million. Upon completion of $2.0 million of exploration expenditures, a joint venture will be formed with Northern Crown holding 80 percent and Teck Cominco holding 20 percent. In order to maintain the 80 percent interest in the joint venture, Northern Crown must fund additional exploration through completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for a 60.8 percent interest in the joint venture by funding a minimum of 200 percent of Northern Crown's prior exploration expenditures on the property and completing a feasibility study. Northern Crown will then have a 39.2 percent interest and the option to fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

Wheaton River may earn up to 50 percent of Northern Crown's interest in the Amos Option by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003. The first option allows Wheaton River to earn a 7.5 percent interest in the Amos Option by incurring exploration expenditures of $300,000. The second option allows an additional 17.5 percent interest to be earned through additional expenditures of $700,000, and the third option allows an additional 25 percent interest to be earned by Wheaton River through additional expenditures of $1,000,000.

Upon completion of each option period, Wheaton River has the right to convert their investment in the Amos Project into shares of Northern Crown at a predetermined conversion rate. At the end of the third option period, Northern Crown may elect to reacquire the Wheaton River interest in the property by issuing shares at a conversion rate. All Northern Crown shares received by Wheaton River through the Wheaton River Option Agreement will be subject to a pre-notification agreement and a voting trust agreement. The Wheaton River Option Agreement is subject to the TSX Venture Exchange approval, and a $24,000 finders fee is payable in cash.

On behalf of the Board of Directors of Northern Crown Mines Ltd.

John S. Brock, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.